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                                                                   EXHIBIT 4.4

                               AMENDMENT NO. 1
                                      TO
         1995 OMNIBUS STOCK AND INCENTIVE PLAN FOR AMERICREDIT CORP.


    THIS AMENDMENT NO. 1 to the 1995 Omnibus Stock and Incentive Plan for AmeriCredit Corp. is effective as of November 5, 1997.

    1. INTRODUCTORY STATEMENTS. The 1995 Omnibus Stock and Incentive Plan for AmeriCredit Corp. (the "Plan") has previously been approved and adopted by the Board of Directors and the shareholders of AmeriCredit Corp. At a meeting of the Board of Directors of AmeriCredit Corp. held on July 22, 1997, Amendment No. 1 to the Plan (set forth below) was adopted and approved; subsequently, at the Annual Meeting of Shareholders of AmeriCredit Corp. held on November 5, 1997, the shareholders of AmeriCredit Corp. adopted and approved Amendment No. 1 to the Plan.

    2. AMENDMENT. As a result of the approvals described above, the first sentence of Section 3 of the Plan is hereby amended and modified so as to provide in its entirety as follows:

    "As of the Effective Date, Five Million (5,000,000) Shares shall automatically, and without further action, become Available Shares."

    3. NO OTHER CHANGES. Other than as expressly set forth above, the remaining language of Section 3 of the Plan shall not be modified and all other terms and provisions of the Plan shall continue in full force and effect without change.

    EXECUTED this 5th day of November, 1997.



                                  /s/  Chris A. Choate
                                  ---------------------------------------
                                  Chris A. Choate, Vice President,
                                  General Counsel and Secretary


95amend